UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Adoption of New Shareholder Rights Plan

On December 21, 2023, the Board of Directors (the “Board”) of Stratasys Ltd., an Israeli company (the “Company,” “our Company,” “us,” “we” or “Stratasys”), unanimously adopted a limited-duration shareholder rights plan (the “New Rights Plan”) to protect the interests of the Company’s shareholders. The New Rights Plan, if triggered, will significantly dilute the ownership of any Acquiring Person (as defined below). The New Rights Plan, which replaces the Company’s shareholder rights plan that was set to expire on December 31, 2023 (and which was terminated following the effectiveness of the New Rights Plan, as described under “Termination of Prior Rights Plan” below), contains enhanced shareholder protections that are intended to limit the scope of the New Rights Plan. The New Rights Plan is designed to give all of the Company’s shareholders (other than an offeror) a way to voice their position directly to the Board on certain types of offers and whether the plan should apply to those offers, and in other circumstances to exempt an offer from the plan altogether.

The Board believes the New Rights Plan is an effective course of action for the Board to fulfill its fiduciary duties to the Company and its shareholders and to enable shareholders to realize the long-term value of their investment. The New Rights Plan was adopted following a careful evaluation and consultation with the Company’s external legal advisors.

The adoption of the New Rights Plan is not intended to prevent or interfere with any action with respect to Stratasys that the Board determines to be in the best interests of the Company and its shareholders. Instead, it will position the Board to fulfill its fiduciary duties on behalf of all shareholders by ensuring that the Board has sufficient time to make informed judgments about any attempts to control or significantly influence Stratasys. The New Rights Plan will encourage anyone seeking to gain a significant interest in Stratasys to negotiate directly with the Board prior to attempting to control or significantly influence the Company. Further to those goals, the Rights (as defined below) may cause substantial dilution to a person or group that acquires 15% or more of the ordinary shares, par value NIS 0.01, of the Company (“Ordinary Shares”) or any existing holder of 15% or more of the Ordinary Shares who shall acquire any additional Ordinary Shares.

Pursuant to the enhanced shareholder protections included in the New Rights Plan, if the Company’s shareholders are presented with a Qualifying Offer (a tender or exchange offer that would result in the offeror owning 15% or more of the outstanding Ordinary Shares and that meets certain conditions designed to reduce the coercive nature of the offer, as described below), the Board will convene a meeting for an advisory vote of the Company’s shareholders (other than the offeror and certain related or interested parties) as to whether the Rights will be exercisable in respect of the offer. The outcome of the shareholder vote will be the primary and salient factor in the Board’s determination as to whether to cancel the exercisability of the Rights with respect to that offer. In addition, if an offeror launches a complete tender or exchange offer for all of the outstanding Ordinary Shares that meets certain conditions, the offer will be exempt from the New Rights Plan entirely.

We provide a summary of the terms of the New Rights Plan below. The below description is only a summary, and is not complete, and should be read together with the entire Rights Agreement (as defined below) (which includes as Exhibit A thereto, the Form of Right Certificate, and as Exhibit B thereto, the Form of Summary of Rights), a copy of which has been furnished as Exhibit 4.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Summary of the New Rights Plan

Rights and Rights Agreement

The Board has authorized, pursuant to the New Rights Plan, (i) the issuance, on January 2, 2024, of one special purchase right (a “Right”) for each Ordinary Share outstanding at the close of business on January 2, 2024 (the “Record Date”), as well as (ii) the issuance of one Right for each Ordinary Share issued after the Record Date and prior to the earliest of the Issuance Date, the Redemption Date and the Expiration Date (each, as defined below) (including Ordinary Shares issued pursuant to the exercise, conversion or settlement of securities exercisable for, convertible into or that may be settled for, Ordinary Shares or rights, in each case, issued or granted prior to, and outstanding as of, the Issuance Date). Each Right will represent the right to purchase one (1) Ordinary Share, at the price of $0.01 per share, upon the terms and subject to the conditions described below.

The Rights will be issued pursuant to a Rights Agreement, dated as of December 21, 2023 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”). Capitalized terms used in this Form 6-K but not otherwise defined herein have the meanings given to them in the Rights Agreement. Each Right will allow its holder to purchase from the Company one (1) Ordinary Share, at a purchase price of $0.01 per Ordinary Share, once the Rights become exercisable. Prior to exercise, each Right does not give its holder any dividend, voting, liquidation or other rights as a shareholder of Stratasys.

Exercise Period; Rights Certificates

The Rights will not be exercisable until the Close of Business on the tenth (10th) day after the public announcement or public disclosure that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s outstanding Ordinary Shares (subject to the parameters and exceptions described below and in the Rights Agreement, an “Acquiring Person”), except if such person or group has become an Acquiring Person pursuant to an offer approved by the majority of the Board. The date upon which the Rights become exercisable is referred to as the “Issuance Date”.

If a Person’s beneficial ownership of the then-outstanding Ordinary Shares as of the time of the public announcement of the New Rights Plan is at or above 15% (including through entry into certain derivative positions), that person or group’s then-existing ownership percentage would be grandfathered and would not trigger the exercisability of the Rights, as that Person will not generally be deemed to be an Acquiring Person. However, the Rights would become exercisable (and such Person will be deemed to be an Acquiring Person) if at any time after such announcement, that shareholder (i) increases its ownership percentage to at least the greater of (1) 15% and (2) the sum of (I) the lowest number of Ordinary Shares beneficially owned by such Person as a percentage of the outstanding Ordinary Shares as of any time from and after the time of the public announcement of the declaration of the Rights and (II) 0.001%, or (ii) would have been an “Acquiring Person” under the Existing Rights Plan (as defined under “Termination of Prior Rights Plan” below).

Until the Issuance Date, the balances in the book-entry accounting system of the transfer agent for our Ordinary Shares or, in the case of certificated shares, Ordinary Shares certificates, will also evidence the Rights, and any transfer of Ordinary Shares or, in the case of certificated shares, certificates for Ordinary Shares, will constitute a transfer of Rights. After that date, the Rights will separate from the Ordinary Shares and be evidenced solely by Rights Certificates that we will mail to all eligible holders of Ordinary Shares. Any Rights held by an Acquiring Person or any Associate or Affiliate thereof are void and may not be exercised.

In addition, in connection with the issuance or sale of Ordinary Shares following the Issuance Date and prior to the redemption, exchange, or expiration of the Rights, the Company (a) shall, with respect to Ordinary Shares so issued or sold pursuant to the exercise of share options or pursuant to any other award or right under any employee benefit plan or arrangement, granted or awarded as of the Issuance Date (including, for example, upon the vesting and settlement of the Company’s outstanding Restricted Shares Units or purchase of Ordinary Shares under the Company’s 2021 Employee Share Purchase Plan), or upon the exercise, conversion or exchange of securities hereinafter issued by the Company (except as may otherwise be provided in the instrument(s) governing such securities), and (b) may, in any other case, if deemed necessary or appropriate by the Board, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

Flip-In/Flip-Over

If a person or group becomes an Acquiring Person, then beginning on the Issuance Date, all holders of Rights except the Acquiring Person or any Associate or Affiliate thereof may, for a purchase price of $0.01 per one Ordinary Share, purchase one (1) Ordinary Share.

If our Company is later acquired in a merger or similar transaction after the Issuance Date, all holders of Rights except the Acquiring Person or any Associate or Affiliate thereof may, for a purchase price of $0.01 per share, purchase one (1) times the number of shares of the acquiring corporation, that each shareholder of the Company is entitled for each Ordinary Share held.

Scope of “Acquiring Person” Definition

An “Acquiring Person” is any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Ordinary Shares of the Company then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit or share ownership plan of the Company or any Subsidiary of the Company, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Ordinary Shares by the Company which, by reducing the number of Ordinary Shares of the Company outstanding, increases the proportionate number of Ordinary Shares of the Company beneficially owned by such Person to 15% or more of the Ordinary Shares of the Company then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of 15% or more of the Ordinary Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Ordinary Shares of the Company, then such Person shall be deemed to be an “Acquiring Person.” Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an “Acquiring Person” has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Ordinary Shares, so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an “Acquiring Person” for any purposes of the Rights Agreement. The definition of Acquiring Person is furthermore subject to the “grandfathering” scenarios described under “Exercise Period; Rights Certificates” above.

Exchange

The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (except for Rights that have become void) for Ordinary Shares at an exchange ratio of one (1) Ordinary Share per Right, appropriately adjusted to reflect any adjustment in the number of Rights (the “Exchange Ratio”). However, the Board will not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit or stock ownership plan of the Company or any such Subsidiary, or any entity holding Ordinary Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Ordinary Shares then outstanding.

Immediately upon the action of the Board ordering the foregoing exchange, the right to exercise the Rights that are to be exchanged will terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Ordinary Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. In the event that there shall not be sufficient Ordinary Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights, the Company will take all such action as may be necessary to authorize additional Ordinary Shares for issuance upon exchange of the Rights.

Special Tender Offer

In connection with a special tender offer that is made in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Board will consider the requirements of Section 330 of the Companies Law.

Anti-Dilution Provisions

Our Board may adjust the purchase price of Ordinary Shares under each Right, the number of Ordinary Shares issuable under each Right, and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, or a reclassification of the Ordinary Shares. No adjustments of less than 1% will be made to the purchase price under the Rights.

Cancellation of Exercisability of Rights

Complete Tender/Exchange Offer

The Rights will not be exercisable with respect to a Complete Offer, which is a complete tender or exchange offer in which the offeror offers to purchase all then-outstanding Ordinary Shares not held by it, provided that such offer meets the following conditions (as determined by the Board based on the terms of the offer that are publicly filed):

●	the offer is in compliance with the requirements of the Companies Law with respect to a complete tender offer;

●	the condition regarding required acceptance of the complete tender or exchange offer by a sufficient number of Ordinary Shares that would cause the automatic transfer of all remaining outstanding Ordinary Shares that were not tendered to the offeror under the Companies Law is not waivable by the offeror;

●	any cash or share consideration offered is Fully Financed (as defined in the Rights Agreement);

●	the same per-share consideration is offered to all shareholders; and

●	any choice as to form of consideration belongs to the shareholders/offerees, not the offeror.

If a Complete Offer is modified at all during the period in which such offer remains open for acceptance by shareholders (other than a modification that merely increases the consideration per share offered to tendering shareholders), its status as a Complete Offer will be subject to verification once again by the Board.

Qualifying Offer and Shareholder Advisory Vote

The Rights Agreement includes shareholder protections that enable the Company’s shareholders (other than an offeror and certain related or interested parties) to advise the Board concerning whether to maintain the exercisability of the Rights in respect of a Qualifying Offer, which must meet the following conditions:

●	the offer is an exchange offer or tender offer that is Fully Financed, with consideration consisting solely of cash and/or common shares of the offeror;

●	the offer, if completed, would result in the offeror owning 15% or more of the outstanding Ordinary Shares, which condition may not be waived;

●	the offer must provide for the same per-share consideration to all shareholders of the Company;

●	the offer needs to remain open for not less than 60 Business Days after the offer has commenced, subject to certain exceptions; and

●	the offer may not be terminated or modified, other than in response to a competing Qualifying Offer, and continues to be a Qualifying Offer for the entire period until consummation.

Even if it meets the foregoing conditions, a tender or exchange offer does not qualify as a Qualifying Offer if the offeror (or any Associate or Affiliate thereof, or any member of the same group, as described in Rule 13d-5(b)(1) under the Exchange Act) made a prior Qualifying Offer with respect to which the Company’s shareholders advised the Board to maintain the exercisability of the Rights with respect to such prior Qualifying Offer during the six (6) month period preceding the current offer. Furthermore, a tender or exchange offer does not qualify as a Qualifying Offer if, during the effective period of the New Rights Plan, the offeror (or any Associate or Affiliate thereof, or any member of the same group, as described in Rule 13d-5(b)(1) under the Exchange Act) previously made a Qualifying Offer with respect to which the Company’s shareholders advised the Board to cancel the exercisability of the Rights with respect to such prior Qualifying Offer and the Board acted in accordance with the shareholders’ recommendation, but the prior Qualifying Offer was nevertheless not completed.

Within ten (10) trading days following the launch of a Qualifying Offer, the Board is required to call a meeting of shareholders, to be held twenty-one (21) days following the publication of notice of the meeting (and no later than forty (40) days following the launch of the offer). At the meeting, the shareholders will vote in an advisory manner as to whether to maintain the exercisability of the Rights with respect to the subject Qualifying Offer. Such period may be extended if, prior to the vote, the Company receives a competing Qualifying Offer or the Company enters into an agreement (that is conditioned on the approval by the holders of a majority of the outstanding Ordinary Shares) with respect to a merger, recapitalization, share exchange, or a similar transaction involving the Company or the direct or indirect acquisition of more than 20% of the Company’s consolidated total assets or shares (a “Definitive Acquisition Agreement”). In such case, the vote to advise the Board whether to maintain the exercisability of the Rights with respect to the Qualifying Offer will occur at the same meeting at which the shareholders will be asked to vote on the Definitive Acquisition Agreement or competing Qualifying Offer(s), as applicable. If neither the offeror, nor its Affiliates or Associates, have become an Acquiring Person and the offer continues to be a Qualifying Offer, then shareholders will vote at the relevant meeting whether to advise the Board to maintain the exercisability of the Rights with respect to the subject Qualifying Offer. If shareholders holding a majority of the Ordinary Shares represented at the meeting (at which a quorum is present, under the Company’s articles of association) and voting thereat (other than any shares beneficially owned by the offeror, or by any other shareholder possessing a personal interest with respect to the subject Qualifying Offer, as determined under the Rights Agreement) vote to advise the Board to cancel the exercisability of the Rights with respect to the subject Qualifying Offer, then the Board is required to determine within 10 trading days after such meeting whether to exempt the subject Qualifying Offer from the New Rights Plan. The New Rights Plan requires the Board to consider the shareholders’ advisory vote as its primary and salient consideration in making such determination. If the Board follows the shareholders’ advisory resolution and determines to cancel the exercisability of the Rights with respect to the subject Qualifying Offer, the Rights will not be exercisable with respect to such offer (for so long as it remains a Qualifying Offer).

Amendments

The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Redemption

The Board may, at its option, at any time prior to such time that any Person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights. The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish (the effective date of redemption, the “Redemption Date”). Immediately upon the effectiveness of the action of the Board ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate.

Expiration

The Rights will expire on December 19, 2024 (the “Expiration Date”).

Termination of Existing Shareholder Rights Plan

In conjunction with its adoption of the New Rights Plan on December 21, 2023, Stratasys terminated its existing shareholder rights plan by way of entry into a Third Amendment (the “Third Amendment”) to the existing Rights Agreement, dated as of July 25, 2022, as previously amended by the First Amendment to Rights Agreement, dated as of May 25, 2023, and the Second Amendment to Rights Agreement, dated as of September 28, 2023, by and between Stratasys and Continental Stock Transfer & Trust Company, as rights agent (the “Existing Rights Plan”). As amended to date, the Existing Rights Plan had been scheduled to extend through December 31, 2023. Under the Third Amendment, the Existing Rights Plan was terminated following the adoption of the New Rights Plan, at the close of business on December 21, 2023.

The text of the Third Amendment, which is incorporated by reference herein, is furnished as Exhibit 4.2 to this Form 6-K.

Incorporation by Reference

The contents of this Form 6-K, including Exhibits 4.1, 4.2 and 99.1 hereto, are incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952 and 333-270249 filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022 and March 3, 2023, respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
4.1	Rights Agreement, dated as of December 21, 2023 between Stratasys Ltd. and Continental Stock Transfer & Trust Company, as a rights agent, which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B)
4.2	Third Amendment, dated as of December 21, 2023, to Rights Agreement, dated as of July 25, 2022, between Stratasys Ltd. and Continental Stock Transfer & Trust Company, as rights agent
99.1	Press release, dated December 21, 2023, announcing adoption of a new limited duration shareholder rights plan by Stratasys Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: December 21, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer